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EXHIBIT 12.1

Guitar Center, Inc.
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends
(in thousands, except ratios)
(unaudited)

		Fiscal Year Ended December 31,				Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Income before income taxes and extraordinary items	$13,258	$18,959	$35,758	$29,276	$40,801	$19,212	$27,781
Add:
Interest expense	10,844	11,235	12,466	13,411	13,077	9,556	10,430
Portion of rents representative of interest factor	2,632	3,916	5,196	7,578	9,849	7,095	8,326

Earnings as adjusted	26,734	34,110	53,420	50,265	63,727	35,863	46,537
Fixed charges:
Interest expense	10,844	11,235	12,466	13,411	13,077	9,556	10,430
Portion of rents representative of interest factor	2,632	3,916	5,196	7,578	9,849	7,095	8,326

Total fixed charges	13,476	15,151	17,662	20,989	22,926	16,651	18,756
Ratio of earnings to fixed charges	2.0	2.3	3.0	2.4	2.8	2.2	2.5

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  EXHIBIT 12.1